[SPECTRUM LAW GROUP LETTERHEAD]

E-Mail:      mindeglia@spectrumlawgroup.com
File No.:    10040.02

                                 April 1, 2005

VIA EDGAR & U.S. MAIL

Ms. Cicely Luckey
Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20459
Mail Stop 0304

      Re:   AXIA GROUP, INC.
            FORM 10-KSB FOR THE YEAR ENDED SEPTEMBER 30, 2004
            FORM 10-QSB FOR THE YEAR ENDED DECEMBER 31, 2004

Dear Ms. Luckey:

      On behalf of our client, Axia Group, Inc., a Nevada corporation ("Axia"), we are writing in response to the comments of the SEC staff delivered by way of its letter dated March 15, 2005. Set forth below are Axia's responses to the staff's comments, numbered in a manner to correspond to the order to which the staff's comments were delivered.

YEAR ENDED SEPTEMBER 30, 2004

GENERAL

1. In the beginning of January, 2005, Axia's board of directors, Jody Regan and Dawnelle Patrick, determined that it would be in the best interest of Axia to rescind Axia's acquisition of the capital stock of D&R Crane, Inc. Mr. Regan and Ms. Patrick were also the controlling stockholders of D&R Crane before they sold D&R Crane to Axia, and as a result of the rescission, they returned to their status as the sole stockholders of D&R Crane. Axia's board of directors concluded that the cost of operating D&R Crane as a wholly-owned subsidiary of a publicly traded company outweighed the benefits associated with D&R Crane's status as a subsidiary of a publicly traded company. Further, Axia's board of directors concluded that Axia's stockholders would be better served if it took on a different management team more familiar with operating a publicly traded company and sought a different business opportunity that would be better suited for the public marketplace. Accordingly, on January 11, 2005, the board authorized the rescission of the D&R Crane acquisition.

Ms. Cicely Luckey
Securities and Exchange Commission
April 1, 2005
Page 2

      The board of directors was not considering the rescission before the end of 2004, and there were, to current management's knowledge, after due inquiry, no circumstances as of the date of the acquisition of D&R Crane that would have indicated that Axia's control of D&R Crane would have been temporary.

      Accordingly, Axia relied on APB 30 and EITF 95-18 for its determination to include D&R Crane's financial statements in the consolidated financial statements of Axia as it relates to the rescission, since the measurement dated under APB 30 would be subsequent to both September 30, 2004 and December 31, 2004. Axia also considered AU 560 paragraph 5 and determined that the rescission was an event that did not exist as of September 30, 2004 but arose subsequent to that date, and therefore should not result in an adjustment to the financial statements. Axia provided a footnote disclosure of this event as set forth in AU 560 and stated that, "[t]his rescission resulted in a reduction of assets and liabilities on the Company's books in addition to the Company acquiring the shares of capital stock that they had initially issued for the acquisition." Since the rescission resulted in a virtual elimination of assets and liabilities on the balance sheet, other than those disclosed in the subsequent event note, Axia determined that pro forma financial data would not provide any additional meaningful disclosure and was not required under AU 560.

QUARTER ENDED DECEMBER 31, 2004

GENERAL

2. The following table sets forth the number of shares issued for services in the quarter ended December 31, 2004:

Date of Issuance        Nature of Service Provided              Market Price      Common Shares         Value
----------------------------------------------------------------------------------------------------------------
10/22/2004         M&A Advisory Services                          $   0.08          1,000,000       $ 80,000.00

10/22/2004         M&A Advisory Services                          $   0.08          1,000,000       $ 80,000.00

10/22/2004         M&A Advisory Services                          $   0.08          2,000,000       $160,000.00

11/5/2004          M&A Advisory Services                          $   0.05          1,000,000       $ 50,000.00

11/10/2004         Sales & Marketing Consulting Services          $  0.006            600,000       $  3,600.00

11/10/2004         Sales & Marketing Consulting Services          $  0.006            600,000       $  3,600.00

11/12/2004         Sales & Marketing Consulting Services          $  0.004            600,000       $  2,400.00

11/12/2004         Sales & Marketing Consulting Services          $  0.004            600,000       $  2,400.00

Ms. Cicely Luckey
Securities and Exchange Commission
April 1, 2005
Page 3

Date of Issuance        Nature of Service Provided              Market Price      Common Shares         Value
----------------------------------------------------------------------------------------------------------------
12/1/2004          M&A Advisory Services                          $0.00131          2,000,000       $  2,620.00

12/7/2004          M&A Advisory Services                          $0.00137          2,000,000       $  2,740.00

12/7/2004          M&A Advisory Services                          $0.00137          2,000,000       $  2,740.00

12/14/2004         M&A Advisory Services                          $0.00088          5,100,000       $  4,488.00

12/14/2004         Corp. Gov. Consulting Services                 $0.00088          5,100,000       $  4,488.00

12/14/2004         M&A Advisory Services                          $0.00088          5,100,000       $  4,488.00

12/15/2004         M&A Advisory Services                          $0.00081          8,150,000       $  6,601.50

12/15/2004         Corp. Gov. Consulting Services                 $0.00081          8,150,000       $  6,601.50

12/15/2004         M&A Advisory Services                          $0.00081          8,150,000       $  6,601.50
                                                                                  ------------------------------

                                                                                   53,150,000      $423,0368.50
                                                                                  ------------------------------

In order to value the common stock shares issued for consulting services, noted above, Axia used the historical stock price for the market value of each share on the date the board of directors resolved to issue such shares. Please note that these calculations are made without reference to a 1-for-500 reverse stock split which occurred in January, 2005. Please note that these amounts do not include 43,250,000 "pre-split" shares issued to satisfy accounts payable for services rendered which were classified as "issuance of common shares for debt."

ITEM 3 - CONTROLS AND PROCEDURES

3. Axia does not believe that its disclosure regarding controls and procedures are neither confusing nor contradictory. The disclosure in Item 3 states that Axia's management has concluded that the controls and procedures are effective. The supplemental disclosure in the second paragraph essentially state that management's conclusions regarding effectiveness of the controls and procedures systems could ultimately prove to be wrong, either because no man-made system is perfect or because the system relies on certain assumptions regarding future events.

      While Axia believes that its disclosures are not confusing or contradictory, based on our discussions with the staff, Axia would agree to change its disclosure in future filings from that quoted in the staff's letter of comments to the following: "Because of these and other inherent limitations of control systems, it is possible that any design may not ultimately succeed in achieving its stated goals under all potential future conditions."

Ms. Cicely Luckey
Securities and Exchange Commission
April 1, 2005
Page 4

      On behalf of Axia, please be advised that the company has endeavored to respond fully to each of the Staff's comments. We acknowledge and understand that any comment from the staff regarding these issues would not be binding and would not commit the staff in any manner. Further, Axia acknowledges the following:

      o It is responsible for the adequacy and accuracy of the disclosure in its filings;

      o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

      o Axia may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please advise us as soon as possible if the staff has any further comments relating to either of the above-referenced filings. You can contact the undersigned at (949) 851-4300. Thank you in advance for your courtesy and cooperation.

                                                         Very truly yours,

                                                         SPECTRUM LAW GROUP, LLP

                                                         /s/ Marc A. Indeglia
                                                         -----------------------
                                                         Marc A. Indeglia

MAI:wfr
cc:   Axia Group, Inc. (via facsimile)
      HJ & Associates, LLC (via facsimile)